
October 18, 2022

Joseph Frontiere
Chief Executive Officer
GEX Management, Inc.
662 W. Camp Wisdom Road
Dallas, Texas 75237

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 15, 2021**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed August 1, 2022**
> **File No. 001-38288**

Dear Joseph Frontiere:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Annual Report on Internal Control Over Financial Reporting, page 12

1.   Please amend your filing to provide your conclusion on the effectiveness of your internal controls over financial reporting ("ICFR") pursuant to Item 308(a)(3) of Regulation S-K. Note this is in addition to the requirement to provide a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K. In disclosing your conclusion about ICFR, please explain to us how the deficiencies noted in management's annual report on internal control over financial reporting impacted your assessment of and conclusion on your disclosure controls and procedures.

Report of Independent Registered Public Accounting Firm, page 21

2.   The opinion paragraph refers to the two year period for the statement of operations, shareholders' deficit and cash flows. Please clarify for us if the audit and opinion for these statements is for a two year period or for each year in the two year period. If the latter, revise the report accordingly. Refer to AS 3101.08.c.   If for a two year period, please explain the basis for this period.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services